R. Elaine Lintecum

Vice President, Finance & Chief Financial Officer

January 11, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Melissa Gilmore

                   Jean Yu

Re:             The McClatchy Company

                   Form 10-K for the Fiscal Year Ended December 31, 2017

                   Form 10-Q for the Quarter Ended September 30, 2018

                   Filed November 9, 2018

                   File No. 001-38200

Ladies and Gentlemen:

This letter sets forth the response of The McClatchy Company (the “Company”) to the comment letter dated December 17, 2018 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2017 and the Form 10-Q for the quarter ended September 30, 2018. For your convenience, the Staff’s comment has been repeated below in its entirety in italicized font, with the Company’s response to the comment immediately underneath it.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 1. Significant Accounting Policies

Intangible Assets and Goodwill, page 7

1. We note that you performed an interim testing of impairment of intangible newspaper mastheads as of September 30, 2018, due to the continuing challenging business conditions in certain markets as of the end of the third quarter of 2018. Please tell us if you performed an interim testing of impairment of goodwill as of September 30, 2018 due to these same market conditions and tell us if you determined the estimated fair value of your reporting units substantially exceeded their carrying value and the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test. If an interim impairment test of goodwill was not performed, please explain why you believe one was not required given your operating environment and market conditions.

We test for impairment of goodwill annually, at our fiscal year-end, or whenever events occur, or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Due to the Company’s operating environment and continued challenging business conditions at the end of the third quarter of 2018, we performed an interim testing of impairment of goodwill and reported that we had no impairment of goodwill during the quarter and nine months ended September 30, 2018.

As of September 30, 2018, we concluded that the estimated fair value of our East reporting unit substantially exceeded its carrying value, while the estimated fair value of the West reporting unit did not substantially exceed its carrying value. These conclusions were consistent with the conclusions we reported as of December 31, 2017 in our Form 10-K for that fiscal year. The fair value of the East reporting unit exceeded the carrying value by approximately 54.5% and 33.5% as of September 30, 2018 and December 31, 2017, respectively. The fair value of the West reporting unit exceeded the carrying value by approximately 15.1% and 13.1% as of September 30, 2018 and December 31, 2017, respectively.

In the Critical Accounting Policies section of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017, we made the following disclosure: “Based on our annual impairment testing analysis, at December 31, 2017, the fair value of our West reporting unit exceeded the carrying value by approximately 13.1%, and the fair value of the East reporting unit exceeded the carrying value by approximately 33.5%.”  Since the results of our interim impairment of goodwill testing were not significantly different from our previously reported year-end 2017 analysis, we concluded that our prior disclosure was still appropriate and did not need to be updated. Should future interim impairment of goodwill testing produce results that indicate that a reporting unit is at risk of failing step one of the impairment analysis, we will provide the disclosure described in Section 9510.3 of the SEC’s Financial Reporting Manual.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (916) 321-1846.

Sincerely,

THE MCCLATCHY COMPANY

/s/ R. Elaine Lintecum Chief Financial Officer